Exhibit 28(h)(ix)

AMENDED AND RESTATED

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 11 day of August, 2010, as amended and restated August 31, 2013, between DuPont Capital Management Corporation (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of DuPont Capital Emerging Markets Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses” (as defined in Form N-1A), interest, extraordinary items, and brokerage commissions, do not exceed the levels described below; and

WHEREAS, the Adviser wishes to extend the term of the expense limitation/reimbursement agreement dated August 11, 2010 to August 31, 2014;

NOW, THEREFORE, the parties agree as follows:

Fee Reduction.  The Adviser agrees that from the commencement of operations of the Fund through August 31, 2014, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses,” interest, extraordinary items, and brokerage commissions do not exceed 1.60% (on an annual basis) of the Fund’s average daily net assets.

Fee Recovery.  The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, such amounts for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Funds.

Term.  This Agreement shall terminate on August 31, 2014, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Executed as of the date first set forth above.

DuPont Capital Management Corporation

By:	/s/ Valerie J. Sill
Name:	Valerie J. Sill
Title:	President and CEO

FundVantage Trust, on behalf of the DuPont Capital Emerging Markets Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President